Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-289051 and 333-289051-01

August 5, 2025

Kilroy Realty, L.P.

$400,000,000

5.875% Senior Notes due 2035

Guaranteed by

Kilroy Realty Corporation

This free writing prospectus relates only to the securities described below and should be read together with Kilroy Realty, L.P.’s and Kilroy Realty Corporation’s preliminary prospectus supplement dated August 5, 2025 (the “preliminary prospectus supplement”) and the accompanying prospectus dated July 30, 2025 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Kilroy Realty, L.P. (the “operating partnership”)

Guarantor:	Kilroy Realty Corporation (the “Company”)

Security:	5.875% Senior Notes due 2035

Aggregate Principal Amount Offered:	$400,000,000 aggregate principal amount

Maturity Date:	October 15, 2035

Expected Ratings:[1]	Baa3 by Moody’s Investors Service, Inc. (stable outlook) BBB- by S&P Global Ratings (stable outlook) BBB- by Fitch Ratings, Inc. (stable outlook)

Interest Rate:	5.875% per year, accruing from August 8, 2025

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2026

Price to Public:	98.991% of the aggregate principal amount, plus accrued interest, if any

Yield to Maturity:	6.006%

Benchmark Treasury:	4.250% due May 15, 2035

Spread to Benchmark Treasury:	+180 basis points

Benchmark Treasury Price / Yield:	100-11 / 4.206%

[1]

Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings are subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

Optional Redemption:	Prior to July 15, 2035 (the “Par Call Date”), make-whole redemption at the Treasury Rate (as defined) plus 30 basis points, plus accrued and unpaid interest. On or after the Par Call Date, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

Trade Date:	August 5, 2025

Settlement Date:	August 8, 2025

Delayed Settlement:	The Company expects that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the third business day following the date of this pricing term sheet (such settlement cycle being referred to herein as “T+3”). Under rules of the Securities and Exchange Commission, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the business day prior to the settlement date specified above will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

CUSIP:	49427R AT9

ISIN:	US49427RAT95

Joint Book-Running Managers:

Wells Fargo Securities, LLC
J.P. Morgan Securities LLC

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

BofA Securities, Inc.

KeyBanc Capital Markets Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Use of Proceeds:	The Company expects that the net proceeds from this offering will be approximately $392,864,000, after deducting the underwriting discount and its estimated expenses of $500,000.

Other:	U.S. Bancorp Investments, Inc., one of the underwriters, is an affiliate of the trustee under the indenture pursuant to which the notes will be issued.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and related prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and related prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, J.P. Morgan Securities LLC collect at 1-212-834-4533, PNC Capital Markets LLC toll-free at 1-855-881-0697 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.